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david.dixter@shearman.com +44.20.7655.5633	August 6, 2018

BY EDGAR AND COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Telecommunications
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel

Re: Tele2 AB
Draft Registration Statement on Form F-4
Submitted July 9, 2018
CIK No. 0001122535

Ladies and Gentlemen:

This letter responds to the comments contained in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 25, 2018 with respect to the Draft Registration Statement on Form F-4 (CIK No. 0001122535) of Tele2 AB (publ) (“Tele2”) submitted to the Commission on July 9, 2018 (the “DRS”) and is submitted on behalf of Tele2.  Tele2 has submitted today Amendment No. 1 to the DRS (“Amendment No. 1”).

For the convenience of the Staff, the comments contained in the Staff’s comment letter appear below in bold.  Tele2’s response to each comment immediately follows the applicable comment.  References in the responses to page numbers are to pages of Amendment No. 1.

In addition to submitting this letter by EDGAR, we are also delivering to the Staff by courier four courtesy copies of this letter together with Amendment No. 1 marked to show the revisions Tele2 has made to the DRS, including revisions made in response to the Staff’s comments.

SHEARMAN.COM
We operate in the UK and Italy as Shearman & Sterling (London) LLP, a limited liability partnership organised in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners. Shearman & Sterling (London) LLP is authorised and regulated by the solicitors regulation authority (firm sra number 211340). A list of all partners’ names, which includes solicitors and registered foreign lawyers, is open for inspection at the above address. Each partner of Shearman & Sterling (London) LLP is also a partner of Shearman & Sterling LLP.

August 6, 2018

Draft Registration Statement on Form F-4

Cover Page
1.
We note that you state that in your Question and Answers About the Merger section that you do not intend to seek a opinion of counsel on the tax consequences of the merger. However, you have filed as Exhibit 8.1 a tax opinion from counsel. Please revise your language here and anywhere else you deem appropriate to reflect this opinion.

Clarification that no opinion of counsel (other than Exhibit 8.1 to the registration statement) was sought by Tele2 has been added to the Question and Answers About the Merger section (second page of section), Summary (page 5) and Material Tax Consequences Of The Merger section (page 71), as appropriate.

2.	Disclose in your cover page disclosures and in your Summary that you have a multi-tiered capital structure and the voting rights and other material rights associated with each class of common stock.

The following disclosure regarding the multi-tiered capital structure and the voting rights and other material rights associated with each class of common stock has been added to the cover page and the Summary (page 1).

Tele2 has and Enlarged Tele2 will have multiple classes of shares with different voting rights; the Tele2 B shares that Com Hem shareholders will receive as Non-Cash Consideration have one vote per share, while Tele2 A shares have 10 votes per share.

Summary, page 1

3.
Please add disclosures to your Summary along with your cover page and Question and Answers section to discuss: (i) why you are filing this registration statement; and your (ii) U.S. reporting plans following this transaction (e.g., state whether you plan to deregister your securities). If true, include a risk factor indicating that you do not plan to remain a reporting company.

The following disclosure regarding the reason for filing the registration statement and Tele2’s  plan to deregister when permitted has been added to the cover page, and under appropriate headings to the Question and Answers About the Merger section (first and third page of section, respectively) and the Summary (page 2 and 5, respectively).

August 6, 2018

The Tele2 B shares will be offered to shareholders of Com Hem resident in the United States. This document has been prepared for the shareholders of Com Hem resident in the United States to provide detailed information in connection with the Merger.

Following the Merger, Enlarged Tele2 intends to terminate the obligation to file or furnish reports with respect to the Tele2 B shares under the Exchange Act if it is able to do so in accordance with the rules that permit the deregistration of eligible foreign private issuers.

The following disclosure regarding Tele2’s plan to deregister when permitted has been added to the Risk Factors section (page 35).

Enlarged Tele2 intends to terminate the registration of the Tele2 B shares under the Exchange Act and cease to be an SEC reporting company when it is able to do so under applicable regulations

Following the Merger, Enlarged Tele2 intends to terminate the registration of the Tele2 B shares under the Exchange Act if it is able to do so in accordance with the rules that permit the deregistration of eligible foreign private issuers with relatively low average daily trading volumes in the United States or relatively few United States resident shareholders. If Enlarged Tele2 is able to terminate such registration, it will no longer be subject to the reporting provisions of the Exchange Act and it will cease, among other things, to be subject to certain liability provisions of the Exchange Act and the provisions of the Sarbanes-Oxley Act of 2002 relating to internal controls on financial reporting. If Enlarged Tele2 terminates the registration of the Tele2 B shares under the Exchange Act, it will no longer be subject to certain of the rules and regulations thereunder, including periodic filing requirements.

The Merger
Background of the Merger; Past Material Contacts Between Tele2 and Com Hem, page 40

4.	Please revise your disclosure to discuss any other material offers and transactions Com Hem considered in lieu of the combination with Tele2.

Tele2 understands, following discussions with Com Hem Holding AB (publ) (“Com Hem”) management, that there were no other material offers or transactions considered by Com Hem in lieu of the combination with Tele2. As such, Tele2 believes that amendment to the Background of the Merger section is not appropriate.

Exhibits and Financial Statement Schedules
Form of Opinion of Shearman & Sterling LLP with respect to certain U.S. tax matters, page II-1

August 6, 2018

5.
We note that you have included a short-form tax opinion on the U.S. tax consequences of the combination. Please revise your tax opinion to state clearly that the disclosure in the Material U.S. Federal Income Tax Considerations section is the opinion of the named counsel. In addition, revise your tax consequences disclosures to state that consequences discussed there are the opinion of named counsel. We refer you to Section III.B.2 of Staff Legal Bulletin 19.

The Material U.S. Federal Income Tax Considerations section (page 70) and the Opinion of Shearman & Sterling LLP with respect to certain U.S. tax matters (page II-1) have been revised to clarify that the disclosures in the Material U.S. Federal Income Tax Considerations section are the opinion of Shearman & Sterling LLP.

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Please do not hesitate to contact the undersigned at +44 20 7655 5633 with any questions or comments you may have.

Yours faithfully,

/s/ David Dixter

David Dixter

Enclosure (by courier only)

cc:	Allison Kirkby – Tele2 AB (publ) Mattias Schriwer – Tele2 AB (publ)
Edward Alm – Tele2 AB (publ)
Mikael Larsson – Com Hem Holding AB (publ)
George Karafotias – Shearman & Sterling LLP
Mike Bienenfeld – Linklaters LLP